EXHIBIT 16.1

May 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir or Madam:

We have read the statements of Cellynx Group, Inc. (the “Company”) pertaining to our firm included under Item 4.01 of Form 8-K dated May 11, 2012 and agree with such statements as they pertain to our firm.  We have no basis to agree or disagree with other statements of the Company contained therein.

Our report on the Company's financial statements for the fiscal years ended September 30, 2011 and 2010, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

Our report on the Company's financial statements for the fiscal years ended September 30, 2011 and 2010 contained a separate paragraph stating "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has net operating cash flow deficits and a deficit accumulated during the development stage. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Company's fiscal years ended September 30, 2011 and 2010, and the three month period ended December 31, 2011, there were no disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to our satisfaction, would have caused us to make reference to the subject matter thereof in our reports.

Sincerely,
/s/ Gruber & Company, LLC
Gruber & Company, LLC